Exhibit 99.1

Novarica Recognizes Sapiens as a Dominant Provider of Illustration Solutions in their 2021 Market Navigator

Sapiens IllustrationPro selected as a Dominant Provider for its strong market position and momentum

June 23, 2021 -- Sapiens International Corporation (NASDAQ and TASE: SPNS), a leading global provider of software solutions for the insurance industry, today announced the company was recognized by research and strategic advisory firm Novarica as a dominant provider of illustration solutions to insurers in Novarica’s 2021 Market Navigator report. Sapiens was identified as a Dominant Provider for its strong market position and momentum, and for its well-known solution Sapiens IllustrationPro.

Novarica’s report provides an overview of the stand-alone illustrations systems currently available to US life/health/annuity insurers, based on vendor market position and offering details. Novarica Market Navigator provides an overview of major providers in a specific segment. It is intended to help insurers quickly understand who is active in the space and their approximately relative market positions. The report contains 13 solution profiles that summarize the vendor organization, technology used, differentiators, client base, supported lines of business, deployment options, implementation approaches, upgrades and enhancements and key functionality.

“We are honored to be recognized as a Novarica Dominant Provider. Its testimony to the fact that Sapiens has made significant investments in IllustrationPro, culminating in a product with robust functionality and efficient usability that provides a completely new and satisfying user experience,” said Roni Al-Dor, Sapiens president and CEO. “Sapiens is committed to providing innovative technology with cutting edge capabilities for the life insurance industry and empowering our customers with the most modern and functionally rich solutions.”

Sapiens IllustrationPro for Life & Annuities is a cloud-based, point-of-sale illustration and quoting solution, offering a fully responsive, modern and intuitive user experience for both the life and annuities as well as health markets. ACORD®-compliant, it offers straight-through processing, from point-of-sale to application e-submission and is supported by a needs analysis suite. IllustrationPro’s calculation engine handles complex product illustrations and the multichannel distribution, enabling carriers to serve multiple marketing segments with a single deployment.

The Novarica report recognized Sapiens for its proven track record and its partnership with 41 live US/Canadian insurers using its illustrations solution, most of which are larger companies (over $1B) using the solution in group and individual lines of business. The report also highlighted Sapiens’ key differentiators, including efficient support of (dis)connected user options using data synchronization and remote system update capabilities; support for multiple personas and sales channel branding within a single platform; product calculation support provided by support staff with insurance knowledge; home office tools, including managing product parameters, system components, business rules, and the ability to replicate products within the system; as well as enhanced integration capabilities, including additional web services, APIs, and microservice calls to third-party solutions and insurer systems throughout the agent quote and illustration journey.

The full report can be accessed here.

www.sapiens.com

About Sapiens

Sapiens International Corporation empowers insurers to succeed in an evolving industry. Sapiens offers digital software platforms, solutions and services for the property and casualty, life, pension and annuity, reinsurance, financial and compliance, workers’ compensation and financial markets. With more than 35 years of experience delivering to more than 600 organizations globally, Sapiens has a proven ability to satisfy customers’ core systems, data and digital requirements. For more information: www.sapiens.com

Media Contact Shay Assaraf Chief Marketing Officer, Sapiens +44 7548 369920 Shay.assaraf@sapiens.com	Investors Contact Daphna Golden Vice President, Head of Investor Relations, Sapiens ir@sapiens.com

Forward Looking Statements

Certain matters discussed in this press release that are incorporated herein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act, Section 21E of the Exchange Act and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks and uncertainties. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: the degree of our success in our plans to leverage our global footprint to grow our sales; the degree of our success in integrating the companies that we have acquired through the implementation of our M&A growth strategy; the lengthy development cycles for our solutions, which may frustrate our ability to realize revenues and/or profits from our potential new solutions; our lengthy and complex sales cycles, which do not always result in the realization of revenues; the degree of our success in retaining our existing customers or competing effectively for greater market share; difficulties in successfully planning and managing changes in the size of our operations; the frequency of the long-term, large, complex projects that we perform that involve complex estimates of project costs and profit margins, which sometimes change mid-stream; the challenges and potential liability that heightened privacy laws and regulations pose to our business; occasional disputes with clients, which may adversely impact our results of operations and our reputation; various intellectual property issues related to our business; potential unanticipated product vulnerabilities or cybersecurity breaches of our or our customers’ systems; risks related to the insurance industry in which our clients operate; risks associated with our global sales and operations, such as changes in regulatory requirements, wide-spread viruses and epidemics like the recent novel coronavirus pandemic, which adversely affected our results of operations, or fluctuations in currency exchange rates; and risks related to our principal location in Israel and our status as a Cayman Islands company.

While we believe such forward-looking statements are based on reasonable assumptions, should one or more of the underlying assumptions prove incorrect, or these risks or uncertainties materialize, our actual results may differ materially from those expressed or implied by the forward-looking statements. Please read the risks discussed under the heading “Risk Factors” in our most recent Annual Report on Form 20-F, in order to review conditions that we believe could cause actual results to differ materially from those contemplated by the forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

www.sapiens.com